                                              Filed by iPrint Technologies, inc.
                       Filed pursuant to rules 165 and 425 promulgated under the
                               Securities Act 1933, as amended, and deemed filed
                                    Pursuant to Rule 14a-6 promulgated under the Securities Exchange Act of 1934, as amended

                                            Subject Company: Wood Alliance, Inc.
                       iPrint Technologies, inc.'s Exchange Act File No.:0-29733

Contact:   Sonya Chan
           Director of Communications
           iPrint.com
           SChan@iPrint.com
           ----------------
           650.298.8500, ext. 2581

FOR IMMEDIATE RELEASE
---------------------

                        iPRINT OFFERS POPULAR CUSTOMIZED
                             HOLIDAY GREETING CARDS

(Redwood City, CA - October 11, 2001) - iPrint Technologies, inc. (Nasdaq:
IPRT), creators of the award-winning online print shop iPrint.com
(http://www.iPrint.com), today announced that it is offering customizable
 ---------------------
holiday greeting cards, postcards, and calendar cards appropriate for Thanksgiving, Hanukkah, and Christmas. These professionally printed boxed sets can be used to extend corporate or personal holiday wishes.

"We're proud to offer a convenient way to customize holiday greeting cards for the fourth year running," said Nickoletta Swank, Senior Vice President, Strategic Business Relationships for iPrint. "Companies - small and large - love our service because they can personalize these high-quality cards with specially written greetings and company logos in a matter of minutes. It's also a great way for a business to promote their brand, while saving time and money."

Designing and ordering cards at iPrint is easy and convenient. Customers can choose from a variety of traditional and modern designs, and have the option to customize matching envelopes. Customers choose a card category, pick a starting template, type in text, add graphics, and select among a variety of ink colors. Customers view a proof of their cards before they are printed, ensuring accuracy. Cards can be purchased in quantities from 25 to 1,000.

Customers should place holiday card orders by December 1 to ensure timely delivery.

About iPrint Technologies, inc.

Founded in 1996, iPrint Technologies, inc. is the leading online printing technology and infrastructure provider. iPrint creates technology that improves the print buying process, serving such companies as Intel, 3M, Microsoft, OfficeMax, Oracle, and PeopleSoft. iPrint's technology integrates into e-procurement platforms, streamlining the cost of ordering professional printing and improving the overall ROI of e-procurement efforts. iPrint's technology also powers the award-winning, branded Web site, iPrint.com, which offers SOHO customers convenience and significant cost savings on professionally printed products. iPrint has been distinguished with the Inc./Cisco Technology Award, an "Innovation in Print" award by CAP Ventures, and named the #15 top eBusiness by InformationWeek. iPrint Technologies, inc. can be reached at http://www.iPrint.com.
---------------------

(Sources: PC Data Online, Top Monthly E-Tailers Reports and Top Monthly Sites Reports; CAP Ventures, Research; BizRate.com, Customer Certified Ratings; Keynote.com, 2000.)

iPrint is a registered trademark of iPrint Technologies, inc. Other marks are property of their respective owners.

                                      # # #


Caution applicable under certain SEC rules

Security holders are urged to read iPrint's proxy statement/prospectus regarding the proposed business combination with Wood Associates because it contains important information about the transaction. The proxy statement/prospectus has been filed with the SEC by iPrint. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by iPrint with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from iPrint.

iPrint and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of iPrint with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in iPrint's proxy statement of its 2001 annual meeting of stockholders dated April 26, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from iPrint.